June 13, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

          Assistant Director

Dear Mr. Spirgel:

We are in receipt of your letter dated June 4, 2013 relating to PCTEL, Inc.’s Form 10-K for the fiscal year ended December 31, 2012, and Form 10-Q for the fiscal quarter ended March 31, 2013. You have requested a response by June 18, 2013 (10 business days).

I am requesting an extension to file the Company’s response until July 2, 2013 (10 additional business days).

Regards,

By:	/s/ John Schoen
NAME:	JOHN SCHOEN
Title:	Chief Financial Officer

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com